Term sheet
To prospectus dated December 1, 2005,
prospectus supplement dated October 12, 2006 and
product supplement no. 32-VII dated June 29, 2007

Term Sheet No. 9 to
Product Supplement No. 32-VII
Registration Statement No. 333-130051
Dated September 6, 2007; Rule 433



Structured Investments	JPMorgan Chase & Co. $ **Principal Protected Notes Linked to a Weighted Basket Consisting of the MSCI EAFE® Index and the iShares® MSCI Emerging Markets Index Fund due September 12, 2011**

General

- Senior unsecured obligations of JPMorgan Chase & Co. maturing September 12, 2011*.
- Cash payment at maturity of principal plus the Additional Amount, which will not be less than the Minimum Return, as described below.
- The notes are designed for investors who seek exposure to any appreciation of a basket of international components composed of the MSCI EAFE® Index (90%) and the iShares® MSCI Emerging Markets Index Fund (10%) over the term of the notes. Investors should be willing to forgo interest and dividend payments while seeking full principal protection and a minimum return at maturity.
- Minimum denominations of $1,000 and integral multiples thereof.
- The notes are expected to price on or about September 6, 2007 and are expected to settle on or about September 11, 2007.

Key Terms

Basket: The notes are linked to a weighted basket consisting of the MSCI EAFE® Index ("MXEA") and the iShares® MSCI Emerging Markets Index Fund ("EEM") (each a "Basket Component," and together, the "Basket Components").

Component Weightings: The MSCI EAFE Weighting is 90.00% and the MSCI Emerging Markets Weighting is 10.00% (each a "Component Weighting," and collectively, the "Component Weightings").

Payment at Maturity: At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which will not be less than the Minimum Return.

Additional Amount: The Additional Amount per $1,000 principal amount note paid at maturity will equal the greater of:
    (1) the Minimum Return; and
    (2) $1,000 x the Basket Return x the Participation Rate

Minimum Return: The Minimum Return will be determined on the pricing date and will not be less than $100 per $1,000 principal amount note (or 10.00% x $1,000). Accordingly, your minimum payment at maturity will be equal to $1,100 per $1,000 principal amount note.

Participation Rate: At least 103%. The actual Participation Rate will be determined on the pricing date and will not be less than 103%.

Basket Return: $\dfrac{\text{Ending Basket Level} - \text{Starting Basket Level}}{\text{Starting Basket Level}}$

Starting Basket Level: Set equal to 100 on the pricing date, which is expected to be on or about September 6, 2007.

Ending Basket Level: The arithmetic average of the Basket Closing Levels on each of the eight Ending Averaging Dates.

Basket Closing Level: The Basket Closing Level will be calculated as follows:
    100 x [1 + [(MSCI EAFE Return * 90.00%) + (MSCI Emerging Markets Return * 10.00%)]]

The MSCI EAFE Return on each Ending Averaging Date is the performance of the MSCI EAFE® Index, expressed as a percentage, from its closing level on the pricing date to its closing level on such Ending Averaging Date. The MSCI Emerging Markets Return on each Ending Averaging Date is the performance of the iShares® MSCI Emerging Markets Index Fund, expressed as a percentage, from its Initial Share Price on the pricing date to the Final Share Price on such Ending Averaging Date. The Initial Share Price used to calculate the MSCI Emerging Markets Return is the closing price of one share of the iShares® MSCI Emerging Markets Index Fund on the pricing date. For additional information, see "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 32-VII.

Final Share Price: The Final Share Price on each Ending Averaging Date used to calculate the MSCI Emerging Markets Return is the product of the closing price of one share of the iShares® MSCI Emerging Markets Index Fund on such Ending Averaging Date multiplied by the Share Adjustment Factor.

Share Adjustment Factor: 1.0 on the pricing date and subject to adjustment under certain circumstances. See "Description of Notes — Payment at Maturity" and "General Terms of Notes — Anti-Dilution Adjustments" in the accompanying product supplement no. 32-VII for further information about these adjustments.

Ending Averaging Dates*: March 6, 2008, September 8, 2008, March 6, 2009, September 8, 2009, March 8, 2010, September 7, 2010, March 7, 2011 and September 7, 2011.

Maturity Date: September 12, 2011*

CUSIP: 48123J4Y2

    * Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 32-VII.

Investing in the Principal Protected Notes involves a number of risks. See "Risk Factors" beginning on page PS-13 of the accompanying product supplement no. 32-VII and "Selected Risk Considerations" beginning on page TS-2 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 32-VII and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

    (1) If the notes priced today, J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $17.50 per $1,000 principal amount note and would use a portion of that commission to pay selling concessions to other dealers of approximately $2.00 per $1,000 principal amount note. The actual commission received by JPMSI may be more or less than $17.50 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI, which includes concessions to be paid to other dealers, exceed $50.00 per $1,000 principal amount note. See "Underwriting" beginning on page PS-100 of the accompanying product supplement no. 32-VII.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

September 6, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 32-VII dated June 29, 2007. **This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 32-VII, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 32-VII dated June 29, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207002654/e27751_424b2.pdf

- Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Selected Purchase Considerations

- **PRESERVATION OF CAPITAL AT MATURITY** — You will receive at least 110% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Basket. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **APPRECIATION POTENTIAL** — At maturity, in addition to your principal, for each $1,000 principal amount note you will receive a payment that is the greater of (1) the Minimum Return[†] and (2) $1,000 x the Basket Return x the Participation Rate[†]. Accordingly, your minimum payment at maturity will be equal to $1,100[†] per $1,000 principal amount note, even if the Ending Basket Level is less than 109.71% of the Starting Basket Level.
  [†] The Participation Rate and the Minimum Return will be determined on the pricing date and will not be less than 103% and $100 (or 10.00% x $1,000), respectively.

- **BASKET COMPONENTS** — The return on the notes is linked to a basket consisting of the MSCI EAFE® Index and the iShares® MSCI Emerging Markets Index Fund. **Because the MSCI EAFE® Index makes up 90% of the Basket, we expect that generally the market value of your notes and your payment at maturity will depend significantly on the performance of the MSCI EAFE® Index.**
  The MSCI EAFE® Index is designed to measure developed market equity performance in Europe, Asia, Australia and the Far East, but excluding the United States and Canada. The iShares® MSCI Emerging Markets Index Fund is an investment portfolio maintained and managed by iShares®, which is a registered investment company that consists of numerous separate investment portfolios that seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in emerging markets as measured by the MSCI Emerging Markets Index. The MSCI Emerging Markets Index is a free-float adjusted average of the U.S. dollar values of all of the equity securities constituting the MSCI indices for selected emerging markets countries. For additional information about each Basket Component, see "The MSCI EAFE® Index" and "The iShares® MSCI Emerging Markets Index Fund" in the accompanying product supplement no. 32-VII.

- **TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 32-VII. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, the notes will be treated for U.S. federal income tax purposes as "contingent payment debt instruments." You will generally be required to recognize interest income in each year at the "comparable yield," as determined by us, although we may not make any payments with respect to the notes until maturity. Interest included in income will increase your basis in the notes. Generally, amounts received at maturity or earlier sale or disposition in excess of your basis will be treated as additional interest income while any loss will be treated as an ordinary loss to the extent of all previous inclusions with respect to the notes, which will be deductible against other income (*e.g.*, employment and interest income), with the balance treated as capital loss, which may be subject to limitations. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including the treatment of the difference, if any, between such purchasers' basis in the notes and the notes' adjusted issue price.

- **COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE** — We will determine the comparable yield for the notes and will provide such comparable yield, and the related projected payment schedule, in the final term sheet or pricing supplement for the notes, which we will file with the SEC. If the notes had priced on September 5, 2007 and we had determined the comparable yield on that date, it would have been an annual rate of 5.31%, compounded semi-annually. The actual comparable yield that we will determine for the notes may be more or less than 5.31%, and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities. **Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.**

JPMorgan Structured Investments —   TS- 1

Principal Protected Notes Linked to a Weighted Basket Consisting of the MSCI EAFE® Index and the iShares® MSCI Emerging Markets Index Fund

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket Components or any of the stocks composing the MSCI® EAFE Index or the equity securities held by the iShares® MSCI Emerging Markets Index Fund. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 32-VII dated June 29, 2007.

- **MARKET RISK** — The return on the notes at maturity is linked to the performance of the Basket, and will depend on whether, and the extent to which, the Basket Return is positive. YOU WILL RECEIVE NO MORE THAN 110% OF THE PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE BASKET RETURN IS ZERO OR NEGATIVE.

- **THE NOTES MIGHT NOT PAY MORE THAN THE PRINCIPAL AMOUNT PLUS THE MINIMUM RETURN** — You may receive a lower payment at maturity than you would have received if you had invested in the Basket Components individually, the stocks composing the Basket Components or contracts related to the Basket Components. If the Ending Basket Level does not exceed the Starting Basket Level by more than 9.71%, the Additional Amount will be limited to the Minimum Return of $100† per $1,000 principal amount note and the final payment at maturity will be equal to $1,100† per $1,000 principal amount note. This will be true even if the value of the Basket was higher than the Starting Basket Level by more than 9.71% on trading days other than the eight Ending Averaging Dates.
  † The Minimum Return will be determined on the pricing date and will not be $100 (or 10.00% x $1,000).

- **THE AVERAGING CONVENTION USED TO CALCULATE THE BASKET RETURN COULD LIMIT RETURNS** — Your ability to participate in the appreciation of the Basket may be limited by the semiannual averaging during the term of the notes used to calculate the Basket Return, especially if there is a significant decrease in the level of the Basket near any of the Ending Averaging Dates or if there is significant volatility in the Basket Closing Levels during the term of the notes. Accordingly, you may not receive the benefit of full appreciation of the Basket between each of the Ending Averaging Dates or between the pricing date and the final Ending Averaging Date.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing either of the Basket Components would have.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **THE BASKET COMPONENTS, AND THUS THE NOTES THEMSELVES, ARE SUBJECT TO CURRENCY EXCHANGE RISK** — Because the prices of the component stocks of the country indices that compose the MSCI EAFE® Index are converted into U.S. dollars for purposes of calculating the value of the component country indices and the MSCI EAFE® Index, and the prices of the equity securities held by the iShares® MSCI Emerging Markets Index Fund are converted into U.S. dollars for purposes of calculating the net asset value of the iShares® MSCI Emerging Markets Index Fund, your notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the Component stocks of the MSCI EAFE® Index or the equity securities held by the iShares® MSCI Emerging Markets Index Fund trade. Your net exposure will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar and the relative weight of the component stocks in the MSCI EAFE® Index and the equity securities held by the iShares® MSCI Emerging Markets Index Fund denominated in each such currency. If, taking into account such weighting, the U.S. dollar strengthens against such currencies, the value of the MSCI EAFE® Index or the iShares® MSCI Emerging Markets Index Fund will be adversely affected and the payment at maturity of the notes may be reduced.

- **THERE ARE RISKS ASSOCIATED WITH THE iSHARES® MSCI EMERGING MARKETS INDEX FUND** — The iShares® MSCI Emerging Markets Index Fund has a limited operating history, having commenced trading in April 2003. Although its shares are listed for trading on the New York Stock Exchange (the "NYSE") and a number of similar products have been traded on various national securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the iShares® MSCI Emerging Markets Index Fund or that there will be liquidity in the trading market. In addition, Barclays Global Fund Advisers, which we refer to as BGFA, is the iShares® MSCI Emerging Markets Index Fund's investment advisor. The iShares® MSCI Emerging Markets Index Fund is subject to management risk, which is the risk that BGFA's investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. Pursuant to its investment strategy or otherwise, BGFA may add, delete or substitute the equity securities held by the iShares® MSCI Emerging Markets Index Fund. Any of these actions could adversely affect the price of the shares of the iShares® MSCI Emerging Markets Index Fund and consequently the value of the notes.

JPMorgan Structured Investments —   TS- 2

Principal Protected Notes Linked to a Weighted Basket Consisting of the MSCI EAFE® Index and the iShares® MSCI Emerging Markets Index Fund

- **DIFFERENCES BETWEEN THE iSHARES® MSCI EMERGING MARKETS INDEX FUND AND THE MSCI EMERGING MARKETS INDEX** — The iShares® MSCI Emerging Markets Index Fund does not fully replicate the MSCI Emerging Markets Index, may hold securities not included in the MSCI Emerging Markets Index and will reflect transaction costs and fees that are not included in the calculation of the MSCI Emerging Markets Index, all of which may lead to a lack of correlation between the iShares® MSCI Emerging Markets Index Fund and the MSCI Emerging Markets Index. In addition, because the shares of the iShares® MSCI Emerging Markets Index Fund are traded on the NYSE and are subject to market supply and investor demand, the market price per share of the iShares® MSCI Emerging Markets Index Fund may differ from the net asset value per share of the iShares® MSCI Emerging Markets Index Fund.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility of the Basket Components;
  - the time to maturity of the notes;
  - the dividend rate on the common stocks underlying the Basket Components;
  - interest and yield rates in the market generally as well as in each of the markets of the securities composing the MSCI EAFE® Index and the equity securities held by the iShares® MSCI Emerging Markets Index Fund;
  - a variety of economic, financial, political, regulatory or judicial events;
  - the exchange rate and the volatility of the exchange rate between the U.S. dollar and each of the currencies in which the stocks composing the MSCI EAFE® Index and the equity securities held by the iShares® MSCI Emerging Markets Index Fund are denominated; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Sensitivity Analysis — Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performance for the Basket Return from -80% to +80% and assumes a Participation Rate of 103% and a Minimum Return of $100 per $1,000 principal amount note (or 10.00% x $1,000). The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Basket Return x Participation Rate (103%)	Additional Amount		Principal		Payment at Maturity
180	80%	82.40%	$824.00	+	1,000	=	$1,824
170	70%	72.10%	$721.00	+	1,000	=	$1,721
160	60%	61.80%	$618.00	+	1,000	=	$1,618
150	50%	51.50%	$515.00	+	1,000	=	$1,515
140	40%	41.20%	$412.00	+	1,000	=	$1,412
130	30%	30.90%	$309.00	+	1,000	=	$1,309
120	20%	20.60%	$206.00	+	1,000	=	$1,206
110	10%	10.30%	$103.00	+	1,000	=	$1,103
105	5%	N/A	$100.00	+	1,000	=	$1,100
100	**0%**	**N/A**	**$100.00**	**+**	**1,000**	**=**	**$1,100**
90	-10%	N/A	$100.00	+	1,000	=	$1,100
80	-20%	N/A	$100.00	+	1,000	=	$1,100
70	-30%	N/A	$100.00	+	1,000	=	$1,100
60	-40%	N/A	$100.00	+	1,000	=	$1,100
50	-50%	N/A	$100.00	+	1,000	=	$1,100
40	-60%	N/A	$100.00	+	1,000	=	$1,100
30	-70%	N/A	$100.00	+	1,000	=	$1,100
20	-80%	N/A	$100.00	+	1,000	=	$1,100

Principal Protected Notes Linked to a Weighted Basket Consisting of the MSCI EAFE® Index and the iShares® MSCI Emerging Markets Index Fund

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 120.
Because the Ending Basket Level of 120 is greater than the Starting Basket Level and the Basket Return of 20% multiplied by the Participation Rate of 103% is greater than the Minimum Return of 10%, the Additional Amount is equal to $206 and the final payment at maturity is equal to $1,206 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times [(120\text{-}100)/100] \times 103\%) = \$1,206$$

Example 2: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 60.
Because the Ending Basket Level of 60 is less than the Starting Basket Level, the Additional Amount is equal to the Minimum Return of $100 and the final payment at maturity is equal to $1,100 per $1,000 principal amount note.

Example 3: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 110.
Because the Ending Basket Level of 110 is greater than the Starting Basket Level and the Basket Return of 10% multiplied by the Participation Rate of 103% is greater than the Minimum Return of 10%, the Additional Amount is equal to $103 and the final payment at maturity is equal to $1,103 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times [(110\text{-}100)/100] \times 103\%) = \$1,103$$

Example 4: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 105.
Because the Ending Basket Level of 105 is greater than the Starting Basket Level but the Basket Return of 5% multiplied by the Participation Rate of 103% is less than the Minimum Return of 10%, the Additional Amount is equal to $100 and the final payment at maturity is equal to $1,100 per $1,000 principal amount note.

Historical Information

The following graphs show the historical weekly performance of the MSCI EAFE® Index from January 4, 2002 through August 31, 2007, as well as the iShares® MSCI Emerging Markets Index Fund and the Basket as a whole from April 11, 2003 through August 31, 2007. The graph of the historical Basket performance assumes the Basket level on April 11, 2003 was 100 and the Component Weightings specified on the cover of this term sheet on that date. The closing level of the MSCI EAFE® Index on September 5, 2007 was 2194.75. The closing price of the iShares® MSCI Emerging Markets Index Fund on September 5, 2007 was $134.15.

We obtained the various Basket Component closing levels or closing prices below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical levels or prices of each Basket Component and of the Basket as a whole should not be taken as an indication of future performance, and no assurance can be given as to the closing level or closing price of either Basket Component on any Ending Averaging Date. We cannot give you assurance that the performance of the Basket Components will result in a payment at maturity in excess of $1,100 per $1,000 principal amount note.







JPMorgan Structured Investments —   TS- 4

Principal Protected Notes Linked to a Weighted Basket Consisting of the MSCI EAFE® Index and the iShares® MSCI Emerging Markets Index Fund